THE flowr CORPORATION

Condensed Interim Consolidated Financial Statements

For the three and nine month period ended
September 30, 2018 and 2017
(in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2018 and December 31, 2017

(unaudited, in Canadian dollars, expect per share amounts)

		September 30, 2018	December 31, 2017
ASSETS	*Notes*		
Current Assets			
Cash and cash equivalents		39,660,298	7,749,699
Amounts receivable	*4*	451,811	797,545
Prepaids and other current assets	*5, 13*	555,456	152,013
Inventory	*6*	1,514,089	-
Biological assets	*7*	636,186	-
Loan receivable	*13*	25,000	25,000
		42,842,840	8,724,257
Non-Current Assets			
Investments at fair value	*8*	-	335,571
Property, plant & equipment	*9,13*	19,462,895	9,279,237
Intangible assets	*10*	3,277,877	3,112,803
Other long-term assets	*11*	50,000	50,000
		22,790,772	12,777,611
TOTAL ASSETS		65,633,612	21,501,868
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	*12,13*	3,319,698	1,928,898
Due to related parties	*13*	124,130	27,562
TOTAL LIABILITIES		3,443,828	1,956,460
SHAREHOLDERS' EQUITY			
Share capital	*17*	69,779,705	18,116,920
Warrants	*18*	563,975	-
Contributed surplus	*15*	2,867,338	601,536
Deficit		(11,017,309)	(1,131,266)
Equity attributable to common shareholders of the Company		62,193,709	17,587,190
Non-controlling interests		(3,925)	1,958,218
TOTAL EQUITY		62,189,784	19,545,408
TOTAL LIABILITIES AND EQUITY		65,633,612	21,501,868

The accompanying notes are an integral part of the condensed interim consolidated financial statements

Approved by the Board of Directors

____________________ Director   ____________________ Director

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS

For the three and nine months ended September 30, 2018 and 2017
(unaudited, in Canadian dollars)

	Notes	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Cost of sales		(258,839)	65,286	641,910	154,529
Gross profit (loss) before fair value adjustments		258,839	(65,286)	(641,910)	(154,529)
Fair value adjustments on inventory sold		-	-	-	-
Unrealized (gains) losses on fair value of biological assets		(262,022)	-	585,078	-
		520,861	(65,286)	(1,226,988)	(154,529)
Selling and marketing		307,745	-	779,956	-
General and administrative	13	1,201,811	383,052	3,464,824	876,612
Research and development		182,050	-	371,892	-
Share-based compensation	15	2,378,015	-	3,851,450	-
Listing expense	3(a)	1,802,830	-	1,802,830	-
Depreciation and amortization		6,741	-	19,949	-
Other expense (income)	16	275,066	18,938	330,297	(113,551)
Loss before income taxes		(5,633,397)	(467,276)	(11,848,186)	(917,590)
Net loss		(5,633,397)	(467,276)	(11,848,186)	(917,590)
Net loss attributable to:					
Common shareholders of the Company		(5,420,546)	(248,622)	(9,886,043)	(466,684)
Non-controlling interests		(212,851)	(218,654)	(1,962,143)	(450,906)
Net loss		(5,633,397)	(467,276)	(11,848,186)	(917,590)
Loss per share attributable to common shareholders of the Company					
-Basic	19	(0.08)	(0.01)	(0.12)	(0.01)
-Diluted	19	(0.08)	(0.01)	(0.12)	(0.01)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

THE flowr CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2018 and 2017
(unaudited, in Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,	
		2018	2017	2018	2017
	Notes				
OPERATING ACTIVITIES					
Net loss		(5,633,397)	(467,276)	(11,848,186)	(917,590)
Items not affecting cash and other adjustmen	*20*	4,391,371	42,839	7,410,805	(59,338)
Changes in non-cash working capital	*20*	(1,517,437)	(12,221)	(1,620,460)	(472,964)
Cash used in operating activities		(2,759,463)	(436,658)	(6,057,841)	(1,449,892)
INVESTING ACTIVITIES					
Loan advances		-	-	-	(25,000)
Expenditures on property, plant and equipment		(4,020,614)	(1,911,860)	(10,791,776)	(2,979,461)
Expenditures on intangible assets		(17,575)	(11,663)	(269,155)	(11,663)
Cash used in investing activities		(4,038,189)	(1,923,523)	(11,060,931)	(3,016,124)
FINANCING ACTIVITIES					
Proceeds from shares issued	*17*	38,355,598	-	50,519,457	-
Share issuance costs	*17*	(1,410,817)	-	(1,487,630)	-
Capital contributions to Partnership	*2.1(c)*	-	-	-	3,750,000
Interest (paid) received		(485)	(613)	(2,456)	(590)
Cash provided from financing activities		36,944,296	(613)	49,029,371	3,749,410
Increase in cash and cash equivalents		30,146,644	(2,360,794)	31,910,599	(716,606)
Cash and cash equivalents, beginning of period		9,513,654	2,759,542	7,749,699	1,115,354
Cash and cash equivalents, end of period		39,660,298	398,748	39,660,298	398,748

The accompanying notes are an integral part of the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

For the nine months ended September 30, 2018 and 2017

(unaudited, in Canadian dollars, expect for number of shares)

	Notes	Number of shares	Share Capital	Partnership Interest	Warrants	Contributed Surplus	Non-controlling Interest	Deficit	Total
									-
Balance at January 1, 2017		-	-	1,692,010	-	-	2,256,988	-	3,948,998
Non-controlling interest attributable to Flowr Okanagan	*3(b)*	-	-	-	-	-	(45,180)	-	(45,180)
Contributions into Partnership as of September 30, 2017		-	-	1,912,500	-	-	1,837,500	-	3,750,000
Net loss for the 9 months ended September 30, 2017		-	-	(466,684)	-	-	(405,726)	-	(872,410)
Balance at September 30, 2017		-	-	3,137,826	-	-	3,643,582	-	6,781,408
Balance at January 1, 2018		59,960,000	18,116,920	-	-	601,536	1,958,218	(1,131,266)	19,545,408
Equity financing Dec 2017, tranche 2 net of share issue costs of $30,037	*17*	815,000	784,963	-	-	-	-	-	784,963
Financing Q2-Q3 2018, tranches 1-5 net of share issue costs of $59,220	*17*	5,309,361	13,745,119	-	-	-	-	-	13,745,119
Share-based compensation	*15*	-	-	-	-	3,851,450	-	-	3,851,450
Shares issued from exercise of stock options	*15*	5,800,000	6	-	-	-	-	-	6
Transferred from contributed surplus on exercise of options		-	1,623,997	-	-	(1,623,997)	-	-	-
RTO Financing, net of share issue cash costs of $1,398,369 & Broker warrants		13,807,734	33,972,701	-	529,038	-	-	-	34,501,739
Amalgamation with Needle Capital Corp.	*3(a)*	590,769	1,535,999	-	34,937	38,349	-	-	1,609,285
Net loss for 9 months ended September 30, 2018		-	-	-	-	-	(1,962,143)	(9,886,043)	(11,848,186)
Balance at September 30, 2018		86,282,864	69,779,705	-	563,975	2,867,338	(3,925)	(11,017,309)	62,189,784

The accompanying notes are an integral part of the condensed interim consolidated financial statements

(unaudited, in Canadian dollars, unless otherwise indicated)

1. CORPORATE INFORMATION

The Flowr Corporation (formerly FlowCo Services LP and FlowCo Investments LP collectively "FlowCo"), formerly known as The Needle Capital Corp, (the "Company"), is a publicly traded, cannabis cultivation company incorporated under the Business Corporations Act (Alberta ("ABCA")) on June 1, 2016. On September 25, 2018, the Company continued from the ABCA to the Business Corporations Act (Ontario) as part of the completion of the Qualifying Transaction, (defined below). The address of the Company is 100 Allstate Parkway, Suite 201, Markham, Ontario, L3R 6H3. The principal activity of the Company is the production and sale of medical cannabis in Canada, with a focus on the natural science of cannabis. In December 2017, through its subsidiary The Flowr Group (Okanagan) Inc. ("Flowr Okanagan"), formerly Cannatech Plant Systems Inc., the Company received its license from Health Canada to operate as a licensed producer, under the provisions of Access to Cannabis for Medical Purposes Regulations. On August 10, 2018, Flowr Okanagan received its sales license from Health Canada, allowing the Company to sell to the existing Canadian medical market and to the adult-use recreational market post legalization on October 17, 2018. The Company's common shares are listed on the TSX Venture Exchange (the "Exchange"), under the trading symbol "FLWR".

The Company, was previously classified as a Capital Pool Company ("CPC") as defined in Policy 2.4 of the Exchange. The principal business of the Company as a CPC was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein by completing a purchase transaction. The purpose of such an acquisition was to satisfy the related conditions of a qualifying transaction under the Exchange rules ("Qualifying Transaction").

On September 21, 2018, the Company completed its Qualifying Transaction which was effective pursuant to a business combination agreement between the Company and the legacy entity, The Flowr Corporation ("Flowr"). As a part of the Qualifying Transaction, the Company changed its name to The Flowr Corporation and consolidated its 7,679,997 common shares on a 13:1 basis to 590,769 common shares. As part of the Qualifying Transaction, Flowr amalgamated with 2652253 Ontario Inc. which resulted in a new entity, The Flowr Group Inc. In connection with the amalgamation, Flowr acquired all of the issued and outstanding shares of the Company with the former shareholders of Flowr receiving a total of 85,692,095 post-consolidation common shares. Immediately following closing of the Qualified Transaction, the Company had a total of 86,282,864 issued and outstanding common shares.

Upon closing of the Qualifying Transaction, the shareholders of Flowr owned 99.3% of the common shares the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Flowr ("RTO"). For accounting purposes, Flowr is considered to be the acquirer and the Company is considered to be the acquiree. Accordingly, these condensed interim consolidated financial statements are a continuation of the consolidation financial statements of Flowr. *(Note 3(a))*.

On December 1, 2017, FlowCo, legal entities under common control, completed a corporate reorganization (the "Reorganization"). Prior to the Reorganization, The Flowr Corporation and a new subsidiary called The Flowr Canada Holdings ULC ("Flowr ULC") were incorporated. As a result of the Reorganization, all assets and liabilities held in FlowCo including its 80% ownership of Flowr Okanagan were rolled into the Flowr ULC and a resulting non-controlling interest in the Flowr ULC was established. *(Note 2.1(c))*.

As at September 30, 2018, Flowr's condensed interim consolidated financial statements includes Flowr and its subsidiary companies (collectively, the "Company"). Flowr's principal subsidiaries include, 100% ownership in The Flowr Group Inc. which has a 66.2% ownership of Flowr ULC, which owns, 100% of Flowr Okanagan.

(unaudited, in Canadian dollars, unless otherwise indicated)

2.1 BASIS OF PREPARATION

(a) Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants of Canada Handbook – Accounting applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all of the information required for full financial statements and should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS.

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2017, except for the changes in accounting policies as described below in note 2.2. These condensed interim consolidated financial statements were approved by the Board of Directors on November 28, 2018.

(b) Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments *(note 2.2)* that are measured at fair value.

(c) Corporate reorganization

On December 1, 2016, 80% of the outstanding shares of Cannatech Plant Systems Inc. were acquired by FlowCo *(note 3)*. On December 1, 2017, FlowCo completed a Reorganization, whereby the net assets of each FlowCo LP entity were rolled over into Flowr ULC in exchange for 35,775,000 common shares and 44,100,000 class A preferred shares of Flowr ULC. The holders of the 35,775,000 Flowr ULC common shares were immediately exchanged for 35,775,000 common shares in Flowr. The Flowr ULC class A preferred shares provide the shareholder with a right to exchange these shares for class B shares of Flowr at any point in time. In addition, such shareholders of the Flowr ULC are entitled to additional Flowr ULC shares common shares in the event the Company issues additional common shares. As the right to exchange was not exercised as a part of the Reorganization, a 49.1% non-controlling interest in Flowr ULC was established on the close of the Reorganization.

Concurrently on December 1, 2017, Flowr acquired the remaining 20% ownership of Cannatech Plant Systems Inc. in exchange for 10,000,000 common shares of Flowr. The 20% ownership interest was then acquired by Flowr ULC from Flowr in exchange for shares of Flowr ULC, resulting in Flowr ULC owning a 100% interest in Cannatech Plant Systems Inc.

The condensed interim consolidated financial statements are prepared under the name of The Flowr Corporation based on the post-reorganization structure as of September 30, 2018 and are a continuation of the consolidated financial statements of FlowCo. As a result, the comparative figures for the period ended September 30, 2017 presented are those of FlowCo, adjusted to reflect the non-controlling interest position as of December 1, 2017, the closing date of the Re-organization.

2.1 BASIS OF PRESENTATION *(CONTINUED)*

(d) Basis of consolidation

Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The Company uses the acquisition method of accounting to account for business combinations. The fair value of the acquisition of a subsidiary is based on the fair value of the assets acquired, the liabilities assumed, and the fair value of the consideration. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date. The excess, if any, of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill.

For acquisitions that do not meet the definition of a business under IFRS, the Company follows International Accounting Standard ("IAS") 16 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

Subsidiaries are fully consolidated from the date on which control is acquired by the Company and they are deconsolidated from the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. All inter-company balances, revenues and expenses and earnings and losses resulting from inter-company transactions are eliminated on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity. Non-controlling interests consist of the non-controlling interests on the date of the original acquisition plus the non-controlling interests' share of changes in equity since the date of acquisition.

(e) Critical accounting estimates and judgments

The preparation of the Company's condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Accounting estimates and judgements applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2017, except as described below in note 2.2.

2.1 BASIS OF PRESENTATION *(CONTINUED)*

(f) Presentation and functional currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company.

2.2 CHANGES IN ACCOUNTING POLICES

The Company has changed its accounting policy with respect to production costs related to biological assets. Prior to this change, the Company expensed any costs related to production of biological assets. The Company now capitalizes production costs related to biological assets and expenses these costs to cost of goods sold as the inventory is sold. Non-recurring start-up costs are expensed directly through cost of goods sold. Shipping and fulfillment charges and any related depreciation are expensed to cost of goods sold in the period in which the costs are incurred. The Company also revised its presentation in the consolidated statement of loss to separate fair value adjustments for both biological assets and inventory sold in the period. The amended policy is as follows:

(a) Biological assets

While the Company's biological assets, consisting of cannabis plants, are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, utilities, facilities costs including an allocation of overhead costs related to production facility, quality and testing costs, and production related depreciation. Capitalized costs are subsequently recorded within cost of sales in the consolidated statements of loss in the period that the related product is sold.

The Company measures biological assets, at fair value less cost to sell up to the point of harvest. Unrealized gains or losses arising from the changes in fair value less cost to sell during the period are separately recorded in the consolidated statement of loss for the related period. Cost to sell includes post harvest production costs, shipping and fulfilment costs.

The Company commenced cultivating cannabis in January 2018. Biological assets were measured at a fair value of nil in reporting periods prior to the Company obtaining its sales license on August 10, 2018, as management could not reasonably assess the likelihood of obtaining the sales license from Health Canada at the time. As a result, all capitalized costs related to biological assets were expensed through changes in fair in value of biological assets.

(unaudited, in Canadian dollars, unless otherwise indicated)

2.2 CHANGES IN ACCOUNTING POLICES *(CONTINUED)*

(b) Inventory

Inventory of harvested bulk cannabis and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, packaging supplies, facilities costs including an allocation of overhead costs related to production facility, quality and testing costs, and related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Supplies and consumables are valued at the lower of costs and net realizable value, with cost determined based on an average cost basis.

The change in accounting policy has been applied retrospectively. As there were no biological assets and cannabis inventory in 2017, comparatives were not impacted by this change in policy. However, the presentation of production costs in 2017 is now captured as cost in sales in the comparative period.

The change in policy noted in (a) and (b) above will impact the previously reported periods in 2018. The following table summarize the effects of the change described above for the six months ended June 30, 2018.

Condensed interim consolidated statement of loss For the six months ended June 30, 2018	As previously reported	Adjustments	As Restated
Cost of sales (formerly Production costs)	1,747,849	(847,100)	900,749 [1]
Unrealized losses on changes in fair value of biological assets	-	847,100	847,100

[1] Included in cost of sales was an impairment of $169,157 in inventory to net realizable value.

Condensed interim consolidated statement of cash flows For the six months ended June 30, 2018	As previously reported	Adjustments	As Restated
Items not affecting cash	2,003,177	1,014,257	3,017,434
Changes in non-cash working capital	913,234	(1,014,257)	(101,023)

2.2 CHANGES IN ACCOUNTING POLICES *(CONTINUED)*

(c) Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9, Financial Instruments. In accordance with the transitional provisions, the Company adopted the standard retrospectively without restating comparatives as the change did not impact the opening balances.

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost and (ii) fair value either through profit or loss ("FVPL") or through other comprehensive income ("FVOCI"); establishes criteria for the classification of financial assets within each measurement category based on business model and cash flow characteristics; and eliminates the existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories.

The following table shows the previous classification under IAS 39 and the new classification under IFRS 9 for the Company's financial instruments:

	Financial Instrument Classification	
	Under IAS 39	Under IFRS 9
Financial assets		
Cash	Loans and receivables	Amortized cost
Amounts receivable	Loans and receivables	Amortized cost
Loan receivable	Loans and receivables	Amortized cost
Plant Properties warrants	Held for trading	FVPL
Financial Liabilities		
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Due to related parties	Other financial liabilities	Amortized cost

2.2 CHANGES IN ACCOUNTING POLICES *(CONTINUED)*

The following are the Company's new accounting policies for financial instruments under IFRS 9:

Financial assets and liabilities

Financial assets

Non-derivative financial assets within the IFRS 9 are classified as "financial assets at fair value (either through other comprehensive income ("FVOCI"), or through profit or loss ("FVPL"))", and "financial assets at amortized costs" as appropriate. The Company determines the classification of its financial assets at initial recognition based on the Company's business model and contractual terms of cash flows.

All financial assets are recognized initially at fair value plus, in the case of investments not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Where the fair values of financial assets recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of earnings (loss). The Company's investment in Plant Properties Corp. ("Plant Properties") warrants are classified as financial assets at FVPL.

Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not have any financial assets classified as at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company transfers substantially all the risks and rewards of ownership of the asset.

Impairment of financial assets

The Company's only financial assets subject to impairment are amounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

(unaudited, in Canadian dollars, unless otherwise indicated)

2.2 CHANGES IN ACCOUNTING POLICES *(CONTINUED)*

The expected lifetime loss of a financial asset at amortized cost, is estimated based on the expected credit loss ("ECL"). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset's original effective interest rate.

Financial liabilities

Non-derivative financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company's financial liabilities include accounts payable and accrued liabilities and amounts due to related parties which are each measured at amortized cost.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, net of directly attributable transaction costs.

Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in finance cost in the consolidated statements of earnings (loss).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gains or losses reported in other income or expense in the consolidated statements of earnings (loss).

2.3 NEW STANDARDS NOT YET ADOPTED

IFRS 16, *Leases*

IFRS 16, issued in January 2016, replaces IAS 17, *Leases* IFRS 16 results in most leases being reported on the statement of financial position for lessees, eliminating the distinction between a finance lease and an operating lease. The standard is expected to impact the accounting for the Company's operating leases, which are currently reflected in the consolidated statements of loss and in the Company's disclosure in respect of future commitments. Under IFRS 16, all operating leases, except for short term and low value leases, are expected to be accounted for as finance leases. As a result, the leased assets and the associated obligations are recognized in the consolidated statements of financial position. The leased assets will be depreciated over the shorter of the estimated useful life of the asset and the lease term. The lease payments are apportioned between finance charges and a reduction of the lease liability. The current operating lease expense will be replaced with a depreciation charge on the leased assets and a finance charge on the lease liability, which are in aggregate expected to result in a higher total periodic expense in the earlier periods of the lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently reviewing all leases to determine and document the expected changes associated with the adoption of IFRS 16.

(unaudited, in Canadian dollars, unless otherwise indicated)

3. SIGNIFICANT TRANSACTIONS

(a) Reverse Acquisition

On September 21, 2018, the Company, then operating as The Needle Capital Corp, completed its Qualifying Transaction, pursuant to a business combination agreement with Flowr to acquire all the issued and outstanding shares of Flowr through a three-cornered amalgamation whereby Flowr amalgamated with 2652253 Ontario Inc, to form a new entity called The Flowr Group Inc.

The Qualifying Transaction was a reverse acquisition of The Needle Capital Corp, and has been accounted for under IFRS 2, Share-based Payments. As a result, the transaction has been accounted for at the fair value of equity instruments issued by Flowr to the option holders, warrant holders and shareholders of The Needle Capital Corp. The difference between the fair value of equity instruments issued and the net assets acquired has been recognized as a listing expense in the condensed interim consolidated statements of loss for the three and nine months ended September 30, 2018. Additional legal and professional fees of $402,610 were incurred to complete the transaction.

The following table represents the fair value of the net assets acquired and the total consideration transferred upon closing of the reverse acquisition:

Fair value of shares issued (590,769 shares)	1,535,999
Fair value of warrants issued (23,077 warrants)	34,937
Fair value of options issued (18,461 options)	38,349
Total consideration transferred	1,609,285
Net assets acquired (Cash)	209,065
Excess attributed to cost of listing	1,400,220
Legal and other professional fees	402,610
Listing expense	**1,802,830**

The warrants and options were valued using the Black-Scholes pricing model. The inputs used in the measurement of the fair value of the option and warrants granted were as follows:

	Options	Warrants
Risk free interest rate	2.33%	2.02%
Expected life in years	5.00	1.00
Expected volatility	90.0%	90.0%
Dividends per share	-	-

(b) Acquisition of Cannatech Plant Systems

On December 1, 2016, Flowr acquired an 80% ownership in Cannatech Plant Systems Inc., now called The Flowr Group (Okanagan) Inc. ("Flowr Okanagan"). Total consideration paid to acquire the net assets of Flowr Okanagan amounted to $2,536,804 which includes transaction costs of $136,804.

On December 1, 2017, through the Reorganization *(Note 2.1(c))*, Flowr acquired the remaining 20% ownership in Flowr Okanagan in exchange for 10,000,000 common shares of Flowr. As this does not result in a change of control, the acquired assets and liabilities remain at their carrying values. The fair value of consideration paid was comparable to the carrying value of the assets acquired.

(unaudited, in Canadian dollars, unless otherwise indicated)

4. AMOUNTS RECEIVABLE

	September 30, 2018	December 31, 2017
Amounts receivable	139,685	41,386
GST HST receivable	312,126	268,991
Subscription receivable	-	487,168
	451,811	797,545

5. PREPAIDS AND OTHER CURRENT ASSETS

	September 30, 2018	December 31, 2017
Prepaid expenses	118,014	56,122
Deposits Recoverable	437,442	-
Due from related parties (note 11)	-	95,891
	555,456	152,013

6. INVENTORY

	Capitalized costs	Biological asset fair valuation adjustment	Carrying value
Harvested cannabis			
Work in process	1,370,343	(639,023)	731,320
Finished goods	393,744	(119,598)	274,146
	1,764,087	(758,621)	1,005,466
Supplies and consumables	508,623	-	508,623
Balance as at September 30, 2018	2,272,710	(758,621)	1,514,089

The Company obtained its sales license on August 10, 2018. Prior to obtaining its sales license, all capitalized costs where impaired to a net realizable value of $nil. During the three months ended September 30, 2018, the Company recognized an impairment of $151,896 and recorded a reversal of in previously recognized inventory impairment to the net realizable value of inventory of $321,053, as a result of a change in estimated sales prices due to the Company obtaining its sales license in August 2018.

For the three and nine months ended September 30, 2018, the Company capitalized $160,250 (2017-nil) and $551,907 (2017-nil) of depreciation and amortization to harvested cannabis inventory.

(unaudited, in Canadian dollars, unless otherwise indicated)

7. BIOLOGICAL ASSETS

Biological assets consist of cannabis on plants. The changes in the carrying value of biological assets are as follows:

Balance at December 31, 2017	-
Production costs capitalized	1,682,914
Changes in fair value less cost to sell due to biological transformation	(585,078)
Transferred to inventory upon harvest	(461,650)
Balance as at September 30, 2018	**636,186**

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company's method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The following table quantifies each significant unobservable input, and provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	Assumptions:	As at September 30, 2018	
		Input	10% change
(i)	Weighted average of expected loss of plants until harvest (a)	15%	$6,428
(ii)	Expected yields for cannabis plants (average grams per plant)	10.5 grams per plant	$63,619
(iii)	Weighted average number of growing weeks completed as a percentage of total growing weeks as at period end	52%	$47,942
(iv)	Estimated selling price (per gram) (b)	$8.29	$114,936
(v)	After harvest cost to complete and sell (per gram)	$3.70	$42,489
(vi)	Reasonable margin on after harvest costs to complete and sell (per gram)	$0.29	$3,863

(a) Weighted average of expected loss of plants until harvest represents loss via plants that do not survive to the point of harvest. It does not include any financial loss on a surviving plant.

(b) The estimated selling price (per gram) represents the average contractual sales price for the Company's various strains sold as recreational products or expected selling price in recreational and medical market for strains with no contractual sales price.

The Company obtained its sales license in August 2018. Prior to obtaining its sales license, the fair value of biological assets was determined to be nil.

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

(unaudited, in Canadian dollars, unless otherwise indicated)

7. BIOLOGICAL ASSETS *(CONTINUED)*

The Company estimates the harvest yields for medical cannabis at various stages of growth. As of September 30, 2018, it is expected that the Company's cannabis plants biological assets will yield approximately 243,479 grams of dry cannabis when harvested.

The Company's estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

For the three and nine months ended September 30, 2018, the Company capitalized $88,330 (2017-nil) and $152,680 (2017-nil) of depreciation and amortization expense to biological assets.

8. FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts of the Company's financial instruments that are recognized in the condensed interim consolidated statements of financial position:

The carrying values of all the financial assets and liabilities measured at amortized cost approximate their fair values as at September 30, 2018 and December 31, 2017.

		Carrying Amount	
	Financial Instrument Classification	September 30, 2018	December 31, 2017
Financial assets			
Cash	Amortized cost	39,660,298	7,749,699
Amounts receivable	Amortized cost	451,811	797,545
Deposits recoverable	Amortized cost	437,442	-
Loan receivable	Amortized cost	25,000	25,000
Plant Properties warrants	FVPL	-	335,571
Financial Liabilities			
Accounts payable and accrued liabilities	Amortized cost	3,319,698	1,928,898
Due to related parties	Amortized cost	124,130	27,562

Plant Properties warrants

As at September 30, 2018, the Company held 1,500,000 warrants in Plant Properties. Each warrant is exercisable into one common share of Plant Properties any time prior to June 13, 2019, at an exercise price of $0.50 per common share. Plant properties has two directors in common with Flowr. As Plant Properties is unlisted, the fair value of the warrants was estimated using the Black-Scholes pricing model. The expected volatility is estimated based on volatilities of comparable publicly traded companies.

(unaudited, in Canadian dollars, unless otherwise indicated)

8. FINANCIAL INSTRUMENTS *(CONTINUED)*

The inputs used in the measurement of the fair value at the time the warrants were granted and subsequently re-measured were as follows:

	September 30, 2018	December 31, 2017
Plant Properties warrants		
Risk free interest rate	**1.6% - 1.7%**	0.91% - 1.66%
Expected exercise period in years	**0.70 - 1.2**	1.45 -2
Expected volatility	**97%**	0.97
Dividends per share	**-**	-

The fair value of the Plant Properties warrants is included in investments at fair value in the condensed interim consolidated statements of financial position. As of September 30, 2018, management as estimated the fair value of these warrants to be nil.

For the three and nine months ended September 30, 2018, the Company recognized an unrealized loss on the Plant Properties warrants of $277,015 (2017 – 16,007) and $335,571 (2017 – 16,007), in other expense (income) *(note 16)* in the condensed interim consolidated statements of loss.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

- Level 1: based on quoted (unadjusted) prices in active markets for identical assets or liabilities;
- Level 2: based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
- Level 3: based on inputs which have a significant effect on fair value that are not observable from market data.

The Plant Properties warrants have been classified as Level 3 in the fair value hierarchy as at September 30, 2018 and December 31, 2017.

During the nine months ended September 30, 2018 and the year ended December 31, 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The following table reconciles level 3 fair value measurements from January 1, 2017 to September 30, 2018:

Balance as at January 1, 2017	-
Grant date fair value included in net loss	128,377
Unrealized gains included in net loss	207,194
Balance as at December 31, 2017	335,571
Unrealized loss included in net loss (note 16)	(335,571)
Balance as of September 30, 2018	-

(unaudited, in Canadian dollars, unless otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT

	Balance as at January 1, 2018	Additions	Balance as at September 30, 2018
Cost:			
Land	1,380,500	4,373,990	5,754,490
Leasehold improvements	2,577,059	338,269	2,915,328
Construction-in-progress	998,657	4,885,478	5,884,135
Production equipment	271,072	259,884	530,956
Mechanical equipment	2,909,727	550,041	3,459,768
Electrical equipment	1,067,794	206,034	1,273,828
Office equipment and furniture	25,173	24,871	50,044
Computer and IT equipment	49,255	165,547	214,802
Balance as at September 30, 2018	**9,279,237**	**10,804,114**	**20,083,351**
Accumulated depreciation			
Leasehold improvements	-	81,906	**81,906**
Production equipment	-	29,139	**29,139**
Mechanical equipment	-	356,420	**356,420**
Electrical equipment	-	130,750	**130,750**
Office equipment and furniture	-	5,585	**5,585**
Computer and IT equipment	-	16,656	**16,656**
Balance as at Setember 30, 2018	-	**620,456**	**620,456**
Net book value September 30, 2018	**9,279,237**		**19,462,895**

(unaudited, in Canadian dollars, unless otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

	Balance as at January 1, 2017	Additions	Balance as at December 31, 2017
Cost:			
Land	-	1,380,500	1,380,500
Leasehold improvements	-	2,577,059	2,577,059
Construction-in-progress	-	998,657	998,657
Production equipment	-	271,072	271,072
Mechanical equipment	-	2,909,727	2,909,727
Electrical equipment	-	1,067,794	1,067,794
Office equipment and furniture	-	25,173	25,173
Computer and IT equipment	-	49,255	49,255
Balance as at December 31, 2017	-	9,279,237	9,279,237
Accumulated depreciation	-	-	-
Balance as at December 31, 2017	-	-	-
Net book value December 31, 2017	-	-	9,279,237

As the majority of property plant, and equipment additions were acquired in December or became available for use in 2018, no depreciation expense was recognized during the year ended December 31, 2017.

(unaudited, in Canadian dollars, unless otherwise indicated)

10. INTANGIBLE ASSETS

	Balance as at January 1, 2018	Additions	Balance as at September 30, 2018
Cost:			
Software	15,507	-	15,507
Website development	-	269,155	269,155
License	3,175,964	-	3,175,964
Balance as at September 30, 2018	3,191,471	269,155	3,460,626
Accumulated amortization:			
Software	-	3,922	3,922
Website development	-	-	-
License	78,668	100,159	178,827
Balance as at September 30, 2018	78,668	104,081	182,749
Net book value September 30, 2018	3,112,803		3,277,877

Capitalized license costs relates to costs incurred by the Company to acquire its licenses from Health Canada.

	Balance as at January 1, 2017	Additions	Balance as at December 31, 2017
Cost:			
Software	-	15,507	15,507
License	3,175,164	800	3,175,964
Balance as at December 31, 2017	3,175,164	16,307	3,191,471
Accumulated amortization:			
Software	-	-	-
License	-	78,668	78,668
Balance as at December 31, 2017	-	78,668	78,668
Net book value December 31, 2017	3,175,164	-	3,112,803

(unaudited, in Canadian dollars, unless otherwise indicated)

11. OTHER LONG-TERM ASSETS

Other long-term assets consist of a $50,000 advance payment made to Inplanta Biotechnology ("Inplanta"), to acquire shares in Inplanta.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2018	December 31, 2017
Accounts payable (note 13)	**2,569,273**	1,638,256
Accrued liabilities	**750,425**	290,642
	3,319,698	1,928,898

13. RELATED PARTY TRANSACTIONS

As at September 30, 2018 and December 31, 2017 related party amounts included in (a) prepaid expenses and other current assets (b) loan receivable (c) due to related parties (d) property plant and equipment and (e) accounts payable and accrued liabilities were as follows:

	September 30, 2018	December 31, 2017
(a) Amounts in relation to reimbursable expenses due from a corporation whose principal is a director and officer of Flowr	-	95,891
(b) Loan to shareholder and employee of Flowr bearing interest at 1% per annum	25,000	25,000
(c) Reimbursable expenses due to a corporation with directors and officers in common with Flowr	124,130	2,562
Shareholder advance payable to a director and officer of Flowr	-	25,000
(d) Fees paid to a company for the construction of the Kelowna facility whose principal is an employee and shareholder of Flowr	1,673,036	5,927,526
(e) Amounts due to a construction company whose principal is an employee and shareholder of Flowr	167,221	1,103,639

Included in general and administrative expense are amounts paid to shareholders or to companies whose principals are either a shareholder, director or officer of Flowr as follows:

	Three months ended September 30,		Nine months ended September 30,	
General and administrative	2018	2017	2018	2017
Consulting and administration fees	5,488	15,375	92,713	30,375
Rental fees	5,250	5,250	15,750	15,750
	10,738	20,625	108,463	46,125

Refer to Notes 8 and 21.

All the above transactions are in the normal course of operations and are measured at the exchange amounts, being the amounts agreed to by the parties.

(unaudited, in Canadian dollars, unless otherwise indicated)

14. KEY MANAGEMENT REMUNERATION

The Company's related parties includes its key management. Key management includes directors, the Chief Executive Officer ("CEO") and the executive officers reporting directly to the CEO.

The remuneration of the key management of the Company recognized in the condensed interim consolidated statements of loss for the three and nine months ended September 30, 2018 and 2017 were as follows:

	Three months ended,		Nine months ended,	
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Salaries and short-term benefit	321,536	50,292	1,017,762	150,876
Share-based compensation	2,232,497	–	3,705,931	-
Total renumeration	2,554,033	50,292	4,723,693	150,876

15. SHARE-BASED COMPENSATION

Stock options

The Company has established a stock option plan ("SOP") for the directors, selected employees and consultants. Pursuant to the SOP, the exercise price of the option cannot be less than the closing price of Flowr's common shares on the trading date preceding the day the option is granted. The maximum number of common shares reserved for issuance of stock options that can be granted under the plan is 10% of the total issued and outstanding common shares of the Company including the 44,100,000 convertible class A preferred share of Flowr ULC *(note 2.1(c))*.

During the nine months ended September 30, 2018, the Company granted 8,053,991 (2017 – 10,125,000) stock options at a fair value of $14,671,025 (2017 – $2,835,000). The estimated value of the options granted will be recognized as an expense in the condensed interim consolidated statements of loss and an addition to contributed surplus in the condensed interim consolidated statements of changes in shareholders' equity over the vesting period. The Company recorded stock option expenses of $2,378,015 (2017 – nil) and $3,851,450 (2017 – nil) for the three and nine months ended September 30, 2018.

As at September 30, 2018, there was $12,923,646 of share-based compensation cost remaining to be charged to net earnings in future periods relating to stock option grants. The fair value of options granted was estimated using the Black-Scholes option pricing model. Due to limited historical data, the expected volatility is estimated based on the volatility of comparable publicly traded companies. The inputs used in the measurement of the fair values at the time the options were granted were as follows:

	2018	2017
Five year risk free interest rate	2.11 - 2.33%	1.65%
Expected life in years	5.00	5.00
Expected volatility	86% - 70%	75.0%
Dividends per share	-	-

(unaudited, in Canadian dollars, unless otherwise indicated)

15. SHARE-BASED COMPENSATION *(CONTINUED)*

The following is a stock option continuity for the periods indicated:

	Number of options	Weighted average exercise price per share $
Balance as at January 1, 2017	-	-
Options granted	10,125,000	0.05
Options forfeited	-	-
Options expired	-	-
Balance as at December 31, 2017	10,125,000	0.05
Options granted	8,053,991	2.60
Options exercised	(5,800,000)	0.05
Options forfeited	(325,000)	0.05
Options expired	-	-
Balance as at September 30, 2018	**12,053,991**	**1.75**

The following lists the options outstanding and exercisable as at September 30, 2018:

Range of exercise prices per share	Number of options outstanding	Weighted average remaining years	Weighted average exercise price per share $	Number of options exercisable	Weighted average exercise price per share $
$ 0.05	4,000,000	4.17	0.05	1,109,375	0.05
1.30	18,461	3.96	1.30	18,461	1.30
2.60	8,035,530	4.88	2.60	404,754	2.60
$ 0.05 -2.60	12,053,991	4.64	1.75	1,532,590	0.74

16. OTHER EXPENSE (INCOME)

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Grant of Plant Properties warrants	-	-	-	(128,377)
Unrealized loss on Plant Properties warrant	277,015	16,007	335,571	16,007
Interest expense (income), net	484	614	2,456	590
Other income	(2,433)	2,317	(7,730)	(1,771)
	275,066	18,938	330,297	(113,551)

(unaudited, in Canadian dollars, unless otherwise indicated)

17. SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of September 30, 2018, the Company had 86,282,864 common shares issued and outstanding and no issued and outstanding preferred shares. The Flowr ULC preferred class A shares *(note 2.1 (c))* are convertible into common shares of the Company.

(a) Financings

In December 2017, the Company completed a private placement where 14,185,000 class A preferred shares were issued at a price of $1.00 per share, for total proceeds of $14,185,000 of which $487,168 was included in amounts receivable and $50,200 was oversubscribed and included in accounts payable as of December 31, 2017. Total share issuance costs were $134,791. In January 2018, the remaining tranche of 815,000 class A preferred shares were issued at a price of $1.00 per share for gross proceeds of $815,000. Total gross proceeds received from both tranches amounted to $15,000,000.

In the second and third quarters of 2018, the Company closed a private placement in a series of five tranches as noted in the table below. Total share issuance costs related to this financing were $59,220.

Tranche	Closing date	Shares issued	Gross proceeds $
1	11-Apr-18	3,310,330	8,606,858
2	23-Apr-18	970,232	2,522,603
3	28-May-18	84,382	219,393
4	11-Jul-18	896,151	2,329,993
5	18-Jul-18	48,266	125,492
TOTAL		5,309,361	13,804,339

(b) Refer to note 3(a) for shares issued in the Qualifying Transaction classified as a listing expense. As a part of the Qualifying Transaction, Flowr completed a concurrent RTO Financing issuing 13,807,734 common shares for gross proceeds of $35,900,108. In relation to the RTO financing the Company incurred $1,927,407 in share issuance costs, of which $529,038 relate to broker warrants issued.

All the above noted shares issuances were exchanged for common shares of the Company in connection with the closing of the Qualifying Transaction.

(unaudited, in Canadian dollars, unless otherwise indicated)

18. WARRANTS

The following lists the warrants outstanding and exercisable as at September 30, 2018:

	Number of warrants	Weighted average exercise price per share $
Balance as at December 31, 2017	-	-
Warrants granted	464,797	2.54
Warrants exercised	-	-
Warrants expired	-	-
Balance as at September 30, 2018	464,797	2.54

The following is a warrant continuity for the period:

	Number of warrants	Value $
Balance as at December 31, 2017	-	-
Granted in relation to RTO listing expense (Note 3(a))	23,077	34,937
Broker warrants - RTO Financing	441,720	529,038
Balance as at September 30, 2018	**464,797**	**563,975**

19. LOSS PER SHARE

	Three months ended September 30,		Nine months ended September 30,	
	2018	2017[1]	2018	2017[1]
Net loss attributable to common shareholders	$ (5,420,546)	(248,622)	(9,886,043)	(466,684)
Basic and diluted weighted average number of common shares outstanding	70,048,193	35,775,000	85,531,966	35,775,000
Basic and diluted loss per share	(0.08)	(0.01)	(0.12)	(0.01)

(1) The 2017 basic weighted average common shares is a reflection of the common shares issued from the Reorganization in exchange for the partnership interest.

(unaudited, in Canadian dollars, unless otherwise indicated)

20. SUPPLEMENTARY CASH FLOW INFORMATION

(a) Items not affecting cash and other adjustments:

	Three months ended September 30, 2018	2017	Nine months ended September 30, 2018	2017
Depreciation and amortization	255,321	26,223	724,537	52,446
Unrealized (gain) loss on fair value of biological assets	(262,022)	-	585,078	-
Share-based compensation expense	2,378,015	-	3,851,450	-
Loss (gain) on Plant Properties warrants	277,015	16,007	335,571	(112,370)
Listing expense	1,911,710	-	1,911,710	-
Other, net	(168,668)	609	2,459	586
Items not affecting cash and other adjustments	4,391,371	42,839	7,410,805	(59,338)

(b) Changes in non-cash working capital:

	Three months ended September 30, 2018	2017	Nine months ended September 30, 2018	2017
(Increase) decrease in amounts receivable	(171,601)	(57,283)	345,733	(141,596)
Increase in other current assets	(267,076)	(36,185)	(403,443)	(72,569)
Increase in inventories	(1,293,639)	-	(1,514,089)	-
Increase in biological assets	(374,164)	-	(1,221,264)	-
Increase in accounts payable and accrued liabilities	582,343	83,810	1,076,036	88,176
Increase (decrease) in amounts due to related parties	6,700	(2,563)	96,567	(346,975)
Changes in non-cash working capital	(1,517,437)	(12,221)	(1,620,460)	(472,964)

21. COMMITMENTS

Contractual obligations

The Company had the following minimum future contractual obligations as at September 30, 2018:

	up to 1 year	1 - 5 years	over 5 years	Total
Purchase obligations	32,178	-	-	32,178
Operating lease obligations (i)	462,475	1,588,135	5,928,560	7,979,171

(i) Included in operating leases, is the Flowr Okanagan facility operating lease of which $38,957 and $101,977 is included in cost of sales for the three and nine months ended September 30, 2017. This lease cost has been capitalized to biological assets and inventory in 2018. The lease is payable to 0954717 B.C. LTD, whose principal owners are also shareholders of Flowr. The total remaining commitment for this lease is $7,632,438, of which $273,258 is due within one year.

(unaudited, in Canadian dollars, unless otherwise indicated)

22. FINANCIAL RISK MANAGEMENT

The Company's principal financial liabilities comprise of accounts payable and accrued liabilities and amounts due to related parties. The main purpose of these financial instruments is to assist with the management of the Company's short term and long-term cash flow requirements. The Company has various financial assets, such as cash and cash equivalents and amounts receivable, which arise directly from its operations.

The main risks that could adversely affect the Company's financial assets, liabilities or future cash flows are market risk, liquidity risk and credit risk. Management reviews each of these risks and establishes policies for managing them as summarized below.

Market risk

Market risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market conditions. The Company operates in an industry regulated by Health Canada. Changes in legislation could have a significant impact on the Company's operations.

Credit risk

The exposure to credit risk arises through the potential failure of a customer or another third party to meet its contractual obligations to the Company. As at September 30, 2018 the Company had a loan receivable of $25,000 and amounts receivable of $451,811 (December 31, 2017 - $797,545). The Company is not significantly exposed to credit risk as these receivables comprise 0.7% (December 31, 2017 – 3.8%) of the Company's total assets.

Liquidity risk

The Company relies on the cash flows generated from its operations and its ability to raise debt and equity from the capital markets to fund its operating, investment and liquidity needs. To reduce these risks, the Company: (i) prepares regular cash flow forecasts to monitor its capital requirements and available liquidity (ii) strives to maintain a prudent capital structure that is comprised primarily of equity financing; and (iii) targets a minimum level of liquidity comprised of surplus cash balances to avoid having to raise additional capital at times when the costs or terms would be regarded as unfavourable.

Capital management

The Company considers its capital to be its equity. The Company's objective for capital management is to: (i) maintain sufficient levels of liquidity to fund and support its capital projects and operating activities; (ii) maintain a strong financial position to ensure it has ready access to debt and equity markets to supplement free cash flow being invested in its growth projects. The Company monitors its financial position and the potential impact of adverse market conditions on an ongoing basis. The Company manages its capital structure and makes adjustments to it based on prevailing market conditions and according to its business plan. The Company's long-term funding strategy is to maintain a capital structure comprised primarily of equity sourced from equity offerings and net earnings generated from its operations.

(unaudited, in Canadian dollars, unless otherwise indicated)

23. OPERATING SEGMENT INFORMATION

Operating segments are components of an entity whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance and for which separate financial information is available.

The Company primarily operates in one reportable operating segment, being a licensed producer operating in Canada. As the operations comprise a single reporting segment, amounts disclosed in the condensed interim consolidated financial statements also represent segment amounts.

24. SUBSEQUENT EVENTS

(a) **Option grants**
In October and November 2018, the Company issued a total of 365,000 stock options with exercise prices ranging from $3.60 - $5.24 expiring 5 years from the date of grant.

(b) **Provincial sales orders fulfilled**
In October 2018, the Company fulfilled its initial sales orders with the provinces of British Columbia, Nova Scotia and Ontario for the commencement of the recreational cannabis market in Canada.

(c) **Secured credit facility**
On the November 19, 2018, the Company entered into a binding term sheet with a third party, pursuant to which the Company agreed to lend up to $6,000,000 to such third party. Such third party will use the proceeds received from Flowr to obtain certain cannabis related licenses in certain jurisdictions, including a country in the European Union. As at the date hereof, $5,000,000 has been advanced to the third party.

The Company's Filing Statement included information related to the Company's use of proceeds from the RTO Financing. As a result of the foregoing, the Company has committed $6,000,000 from the RTO Financing to advance this secured credit facility to the third party.